UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Level 3 Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52729N308

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

51 Cuppage Road #09-01

Singapore 229469

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729N308	Page 2 of 16 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 55,498,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,498,593
11	Aggregate Amount Beneficially Owned By Each Reporting Person 55,498,593
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares) ☐
13	Percent Of Class Represented By Amount In Row (11) 25.6% (1)
14	Type Of Reporting Person CO

(1)	Percentage calculation based on 216,387,585 shares of Common Stock reported as outstanding as of May 4, 2012 in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2012.

CUSIP No. 52729N308	Page 3 of 16 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 55,498,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,498,593
11	Aggregate Amount Beneficially Owned By Each Reporting Person 55,498,593
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares) ☐
13	Percent Of Class Represented By Amount In Row (11) 25.6% (1)
14	Type Of Reporting Person CO

(1)	Percentage calculation based on 216,387,585 shares of Common Stock reported as outstanding as of May 4, 2012 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2012.

CUSIP No. 52729N308	Page 4 of 16 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF;WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 55,498,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,498,593
11	Aggregate Amount Beneficially Owned By Each Reporting Person 55,498,593
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares) ☐
13	Percent Of Class Represented By Amount In Row (11) 25.6% (1)
14	Type Of Reporting Person CO

(1)	Percentage calculation based on 216,387,585 shares of Common Stock reported as outstanding as of May 4, 2012 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2012.

CUSIP No. 52729N308	Page 5 of 16 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Crossing Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO;AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 55,498,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,498,593
11	Aggregate Amount Beneficially Owned By Each Reporting Person 55,498,593
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares) ☐
13	Percent Of Class Represented By Amount In Row (11) 25.6% (1)
14	Type Of Reporting Person CO

(1)	Percentage calculation based on 216,387,585 shares of Common Stock reported as outstanding as of May 4, 2012 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2012.

Page 6 of 16 Pages

This Amendment No. 2 amends and supplements the Schedule 13D previously filed with the SEC on October 5, 2011 and amended on December 2, 2011 (as amended, the “Statement”) by Temasek Holdings (Private) Limited (“Temasek”), Singapore Technologies Telemedia Pte Ltd, a subsidiary of Temasek (“STT”), STT Communications Ltd, a subsidiary of STT (“STT Comm”), and STT Crossing Ltd, a subsidiary or STT Comm (“STT Crossing”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Level 3 Communications, Inc., a company organized under the laws of Delaware (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended by:

(i)	deleting the second paragraph of Item 2 and replacing it to read as follows:

The address of the principal business office of Temasek is 60B Orchard Road, #06-18 Tower 2 The Atrium@Orchard, Singapore 238891. The address of the principal business office of STT and STT Comm is 51 Cuppage Road, #09-01 Singapore 229469. The address of the principal business office of STT Crossing is Rogers House, 5, President John Kennedy Street, Port Louis, Mauritius.

(ii)	deleting Schedule A referred to in the fourth and fifth paragraphs of Item 2 in its entirety and replacing it with Schedule A herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is replaced in its entirety by the following:

Common shares and convertible preferred shares of Global Crossing Limited, a Bermuda exempted limited liability company (“Global Crossing”), owned by STT Crossing were exchanged for 50,498,593 shares of Common Stock (after the Issuer’s reverse stock split, effective as of October 19, 2011), as described in Item 4 below.

From May 10, 2012 through May 18, 2012, STT Crossing acquired an aggregate of 5,000,000 additional shares of Common Stock as described in Item 4 below. The aggregate purchase price for these purchases is US$116,769,924.50 (excluding commissions). These purchases were funded using STT Comm’s working capital.

Page 7 of 16 Pages

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by inserting the following paragraphs after the fifth paragraph thereof:

From May 10, 2012 through May 18, 2012, STT Crossing made the following open market purchases of Common Stock through the New York Stock Exchange:

Date of Purchase	Number of Common Stock Purchased	Average Price per Common Stock
May 10, 2012	1,328,724	US$	24.3564
May 11, 2012	19,854	US$	24.2168
May 14, 2012	300,000	US$	23.9711
May 15, 2012	329,993	US$	23.9325
May 16, 2012	1,000,000	US$	23.4299
May 17, 2012	567,083	US$	22.4223
May 18, 2012	1,454,346	US$	22.4789

Since the filing of Amendment No. 1 to the Schedule 13D, STT Crossing (and (1) STT Comm, through its ownership of STT Crossing, (2) STT, through its ownership of STT Comm and STT Crossing, and (3) Temasek, through its ownership of STT) have acquired beneficial ownership of an aggregate of 5,000,000 additional shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting paragraphs (a) — (b) and replacing them to read as follows:

(a) — (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Stock.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 55,498,593 shares of the Common Stock, or approximately 25.6% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 55,498,593 shares of the Common Stock, or approximately 25.6% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Crossing is the beneficial owner of 55,498,593 shares of the Common Stock, or approximately 25.6% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares of the Common Stock.

Item 5 is hereby further amended by deleting the second sentence of paragraph (c) and replacing it to read as follows:

(c) To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days except for the transactions by Steven Terrell Clontz as set forth in his Form 3 filed with the SEC on April 16, 2012 and Form 4 filed with the SEC on April 18, 2012.

Page 8 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2012

TEMASEK HOLDINGS (PRIVATE) LIMITED

By	/s/ Chua Eu Jin
Name:	Chua Eu Jin
Title:	Authorised Signatory
Managing Director - Legal & Regulations and
Managing Director - Americas
Temasek International Pte. Ltd.

SINGAPORE TECHNOLOGIES TELEMEDIA
PTE LTD

By	/s/ Chan Jen Keet
Name:	Chan Jen Keet
Title:	Company Secretary

STT COMMUNICATIONS LTD

By	/s/ Chan Jen Keet
Name:	Chan Jen Keet
Title:	Company Secretary

STT CROSSING LTD

By	/s/ Poon Teng Heng
Name:	Poon Teng Heng
Title:	Director

Page 9 of 16 Pages

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Suppiah Dhanabalan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek)	Chairman, Temasek	Singaporean

Kwa Chong Seng 456 Alexandra Road #06-00 NOL Building Singapore 119962 (Deputy Chairman and Director, Temasek)	Chairman, Neptune Orient Lines Limited	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek)	Executive Director & CEO, Temasek	Singaporean

Kua Hong Pak 205 Braddell Road East Wing 7th Floor Singapore 579701 (Director, Temasek)	Managing Director & Group CEO, ComfortDelGro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian Caldecott Broadcast Centre, Andrew Road Singapore 299939 (Director, Temasek)	Chairman, MediaCorp Pte Ltd	Singaporean

Page 10 of 16 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Marcus Wallenberg SE-106 40 Stockholm Sweden (Director, Temasek)	Chairman, Skandinaviska Enskilda Banken, Saab AB, AB Electrolux and LKAB	Swedish

Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616 (Director, Temasek)	Executive Chairman, Wah Hin and Company Private Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Director, Temasek)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Gregory L. Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Head, Americas, Temasek International Pte. Ltd.)	President, Head, Americas, Temasek International Pte. Ltd.	USA

Cheo Hock Kuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Organisation & Leadership, Co-Head, China, Temasek International Pte. Ltd.)	Head, Organisation & Leadership, Co-Head, China, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Portfolio Management, Head,

Singapore, Head, Private Equity Funds

Investment, Co-Head, Europe, Temasek

International Pte. Ltd.)

	Head, Portfolio Management, Head, Singapore, Head, Private Equity Funds Investment, Co-Head, Europe, Temasek International Pte. Ltd.	Singaporean

Page 11 of 16 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Ding Wei 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, China, Temasek International Pte. Ltd.)	Head, China, Temasek International Pte. Ltd.	Hong Kong

Goh Yong Siang

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Strategic Relations, Head, Australia

and New Zealand, Co-Head, South East

Asia, Co-Head, Organisation &

Leadership, Temasek International Pte. Ltd.)

	Head, Strategic Relations, Head, Australia and New Zealand, Co-Head, South East Asia, Co-Head, Organisation & Leadership, Temasek International Pte. Ltd.	Singaporean

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Temasek)	Chief Financial Officer, Temasek	Singaporean

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Leadership Development & Compensation, Temasek International Pte. Ltd.)	Senior Managing Director, Leadership Development & Compensation, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Strategy, Head, Credit Portfolio,

Co-Head, Portfolio Management, Co-

Head, Singapore, Temasek International Pte. Ltd.)

	Head, Strategy, Head, Credit Portfolio, Co-Head, Portfolio Management, Co-Head, Singapore, Temasek International Pte. Ltd.	Singaporean

David Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Investment, Co-Head, South East Asia, Temasek International Pte. Ltd.)	Senior Managing Director, Investment, Co-Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Page 12 of 16 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
John Cryan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Europe, Head, Africa, Head, Portfolio Strategy, Temasek International Pte. Ltd.)	President, Europe, Head, Africa, Head, Portfolio Strategy, Temasek International Pte. Ltd.	British

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President & General Counsel, Head, South East Asia, Co-Head, India, Temasek International Pte. Ltd.)	President & General Counsel, Head, South East Asia, Co-Head, India, Temasek International Pte. Ltd.	Singaporean

Nagi Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Investment, Head, Middle East, Co-Head, Africa, Temasek International Pte. Ltd.)	Senior Managing Director, Investment, Head, Middle East, Co-Head, Africa, Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Co-Chief Investment Officer, Head, India, Co-Head, Middle East, Temasek International Pte. Ltd.)	Co-Chief Investment Officer, Head, India, Co-Head, Middle East, Temasek International Pte. Ltd.	Indian

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Investment Officer, Co-Head, Americas, Temasek International Pte. Ltd.)	Chief Investment Officer, Co-Head, Americas, Temasek International Pte. Ltd.	Singaporean

Page 13 of 16 Pages

The following is a list of the executive officers and directors of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #09-01 Singapore 229469 (Chairman and Director, STT)	Corporate Director	Singaporean

Sio Tat Hiang 51 Cuppage Road #09-01 Singapore 229469 (Director, STT)	Executive Director, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #09-01 Singapore 229469 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT)	Corporate Director	British

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT)	Corporate Director	Filipino

Page 14 of 16 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Stephen Geoffrey Miller 51 Cuppage Road #09-01 Singapore 229469 (President and Chief Financial Officer, STT)	President and Chief Financial Officer, STT and STT Comm	Australian

Steven Terrell Clontz 51 Cuppage Road #09-01 Singapore 229469 (Senior Executive Vice President — North America and Europe, STT)	Senior Executive Vice President — North America and Europe, STT and STT Comm	American

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #09-01 Singapore 229469 (Chairman and Director, STT Comm)	Corporate Director	Singaporean

Peter Seah Lim Huat 51 Cuppage Road #09-01 Singapore 229469 (Deputy Chairman and Director, STT Comm)	Corporate Director	Singaporean

Sio Tat Hiang 51 Cuppage Road #09-01 Singapore 229469 (Director, STT Comm)	Executive Director, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #09-01 Singapore 229469 (Director, STT Comm)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT Comm)	Corporate Director	Singaporean

Page 15 of 16 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994 (Director, STT Comm)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT Comm)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT Comm)	Corporate Director	British

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT Comm)	Corporate Director	Filipino

Stephen Geoffrey Miller 51 Cuppage Road #09-01 Singapore 229469 (President and Chief Financial Officer, STT Comm)	President and Chief Financial Officer, STT and STT Comm	Australian

Steven Terrell Clontz 51 Cuppage Road #09-01 Singapore 229469 (Senior Executive Vice President — North America and Europe, STT Comm)	Senior Executive Vice President — North America and Europe, STT and STT Comm	American

Page 16 of 16 Pages

The following is a list of the executive officers and directors of STT Crossing:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sio Tat Hiang 51 Cuppage Road #09-01 Singapore 229469 (Director, STT Crossing)	Executive Director, STT and STT Comm	Singaporean

Stephen Geoffrey Miller 51 Cuppage Road #09-01 Singapore 229469 (Director, STT Crossing)	President and Chief Financial Officer, STT and STT Comm	Australian

Poon Teng Heng 51 Cuppage Road #09-01 Singapore 229469 (Director, STT Crossing)	Senior Vice President, Finance, STT and STT Comm	Singaporean

Aveenash Ramtohul Rogers House, 5, President John Kennedy Street, Port Louis, Mauritius (Director, STT Crossing)	Tax Manager	Mauritian

Renu Gupta Audit Rogers House, 5, President John Kennedy Street, Port Louis, Mauritius (Director, STT Crossing)	Director of Legal and Compliance	Mauritian